AMARC RESOURCES LTD.

SIX MONTHS ENDED SEPTEMBER 30, 2012

MANAGEMENT'S DISCUSSION AND ANALYSIS

AMARC RESOURCES LTD.
SIX MONTHS ENDED SEPTEMBER 30, 2012
MANAGEMENT'S DISCUSSION AND ANALYSIS

AMARC RESOURCES LTD.
SIX MONTHS ENDED SEPTEMBER 30, 2012
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1        DATE

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the audited financial statements of Amarc Resources Ltd. ("Amarc", or the "Company") for the year ended March 31, 2012, which are publicly available on SEDAR at www.sedar.com.

This MD&A is prepared as of November 26, 2012.

Cautionary Note to Investors Concerning Forward Looking Statements

This discussion includes certain statements that may be deemed "forward-looking statements". All such statements, other than statements of historical facts that address exploration drilling, exploitation activities and other related events or developments are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development, and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This discussion uses the term "inferred resources". The Company advises investors that although this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

Cautionary Note to Investors Concerning Historical Estimates

This discussion includes a historical estimate for the Gnat deposit. reported in a Canadian Stock Exchange Listing Statement in 1972, was based on 83 AQ-size drill holes completed by Lytton and others to that time. As no technical report or other documentation of estimation parameters is known to exist, the reliability of the estimate cannot be assessed. There is no classification of "Indicated Reserves" under current standards and a Qualified Person has not done sufficient work to classify the estimate as current mineral resources or reserves, and as such Amarc is not treating it as current.

AMARC RESOURCES LTD.
SIX MONTHS ENDED SEPTEMBER 30, 2012
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.2        OVERVIEW

Amarc has assembled a capable and experienced mineral exploration team to achieve its objective of discovering and developing BC's next major metal mine.

The Company is focused on mineral exploration in central and northern British Columbia ("BC") at the Galaxie and ZNT properties which are held under option with Quartz Mountain Resources Ltd; its 100%-owned Silver Vista silver-copper property; its 100%-owned Galileo property, located adjacent to New Gold's Blackwater gold-silver deposit; and the 100%-owned Newton gold discovery. The Company continues to monitor mineral developments throughout BC with a view to potentially making additional value-adding project acquisitions.

Amarc has the right to acquire up to a 50% interest in the Galaxie and ZNT properties, which hold significant exploration potential. The Galaxie property hosts the Gnat porphyry copper deposit where an historical estimate of an "Indicated Reserve" of 30 million tonnes grading 0.39% copper, based on drilling in the 1960s-1970s, remains open to expansion. A drill program designed to test newly identified potential extensions to the Gnat system is to commence shortly.

Amarc has acquired a 100% interest in the MR zone on the Silver Vista property which has the potential to host a significant bulk tonnage silver-copper discovery. In addition, Amarc has staked approximately 720 square kilometres of mineral claims in the region to cover prospective host rocks and geochemical anomalies. The Company has initiated comprehensive exploration of Silver Vista, including soil and silt sampling with re-logging of core from historical drilling to refine drill targets for the new year.

At Galileo, field evaluation of five sulphide mineralized systems identified by Induced Polarization ("IP") ground geophysical surveys in 2011 has been completed. Additional targets on the extensive claim holding generated from surveys carried out in 2012 are being evaluated. Once all assessments are completed drill priorities will be established.

At the Newton discovery, gold mineralization is similar in age and geological characteristics to the mineralization at New Gold's plus nine million ounce Blackwater gold deposit. Amarc has completed an initial mineral resource estimate based on 24,513 metres of core drilling in 78 holes completed up to June 30, 2012. It confirms that Newton is a significant bulk tonnage gold discovery that remains open to further expansion. At a 0.25 g/t gold cut-off, Inferred Mineral Resources comprise 111.5 million tonnes grading 0.44 g/t gold and 2.1 g/t silver, containing 1.6 million ounces of gold and 7.7 million ounces of silver (further details are provided in the property section below).

Once results from the planned drill program at Gnat are returned, careful prioritization of the advancement of Amarc's numerous opportunities can be made.

Amarc is actively working to establish positive relationships with local First Nations and other communities in the areas of all its projects.

AMARC RESOURCES LTD.
SIX MONTHS ENDED SEPTEMBER 30, 2012
MANAGEMENT'S DISCUSSION AND ANALYSIS

YUKON
NORTHWEST TERRITORIES
CANADA
GNAT
SILVER VISTA
GALILEO
NEWTON
USA
Atlin
Taurus
Polaris Taku
Golden Bear
Dease Lake
Fort Nelson
GALAXIE/GNAT
Red Chris
Schaft Creek
Galore Creek
ALASKA
Cirque
Kemess
Eskay Creek
KSM
Brucejack
Tennyson-Tide
Premier
Stewart
BRITISH COLUMBIA
Fort St. John
SILVER VISTA
Bell
Granisle
Smithers
Mt. Milligan
ZNT
ALBERTA
Prince Rupert
Harmony
Buck
Equity Silver
Prince George
Huckleberry
Capoose
Cariboo-Barkerville
Blackwater
GALILEO
Gibraltar
Mt. Polley
Legend
Bella Coola
Williams Lake
Gold/Silver/Copper Deposit
Highway
NEWTON
Golden
New Prosperity
Bridge River
Maggie
New Afton
Kamloops
Highland Valley
Ajax
N
Slocan
Sullivan
Kelowna
Cranbrook
Hope
Hedley
Beaverdell
Myra Falls
Vancouver
Rossland
Copper Mtn.
0 100 200 Km
0 100 200 Miles
USA
Victoria

Figure 1. Location of the Company's mineral projects

The Galaxie Property

In November, 2012 Amarc acquired the right to earn up to a 50% interest in the approximately 1,300 square kilometre Galaxie property, located in northern BC. The Galaxie property holds significant exploration potential, and includes the Gnat porphyry copper deposit.

Geologically the Galaxie property is located within the well-endowed Stikine Terrane, which is host to a number of important copper-gold deposits with substantial mineral resources. These include the Red Chris porphyry deposit, located 42 kilometres south of Galaxie, with Proven and Probable Reserves of 302 million tonnes grading 0.36% copper and 0.27 g/t gold (Imperial Metals, November 2010), and also the Schaft Creek, Galore and Kerr-Sulphurets-Mitchell-Snowfield deposits.

Historical exploration at Galaxie, including geological, geochemical and geochemical surveys, as well as trenching and drilling, identified several copper occurrences, including the Gnat porphyry deposit. An historical estimate for the Gnat porphyry deposit comprising "Indicated Reserves" of 30,387,850 tonnes grading 0.39% copper, including 20% dilution by wallrock grading 0.15% copper, was completed by Lytton Minerals Ltd. in 1972. This historical estimate, reported in a Canadian Stock Exchange Listing Statement in 1972, was based on 83 AQ-size drill holes completed by Lytton and others to that time. As no technical report or other documentation of estimation parameters is known to exist, the reliability of the estimate cannot be assessed. There is no classification of "Indicated Reserves" under current standards and a Qualified Person has not done sufficient work to classify the estimate as current mineral resources or reserves, and as such Amarc is not treating it as current.

AMARC RESOURCES LTD.
SIX MONTHS ENDED SEPTEMBER 30, 2012
MANAGEMENT'S DISCUSSION AND ANALYSIS

Information from the historical drilling of the Gnat deposit area clearly illustrates that the copper mineralization remains open to expansion, including to depth. An IP ground geophysical survey recently completed over the immediate deposit area, combined with the re-logging of historical drill core has refined targets for the planned drill program which is to commence shortly.

In addition to Gnat, the Galaxie property has other excellent exploration potential. Data is currently being received from geological, geochemical and IP ground geophysical surveys completed over a number of highly prospective precious and base metal targets. Once all the data has been received, compiled and reviewed, drill targets will be defined and applications for drill permits submitted to the provincial government.

The Galaxie Project is located some 8 kilometres south of Dease Lake, BC, within a region where mining and mineral exploration is the principal industry. The district is well served by an existing transportation system, a developing power infrastructure, and a skilled workforce. Highway 37 passes through the center of the Galaxie Project and provides year-around direct access to the Gnat deposit, which is located in an area of flat to gently rolling topography. Construction of the $400-million Northwest Transmission Line project has commenced, which is to include a new 287-kV transmission line to a new substation near Bob Quinn Lake, approximately 180 km by road south of Dease Lake. The Northwest Transmission Line is scheduled to connect in early 2014 to the Red Chris copper-gold porphyry mine development project 42 kilometres south of Galaxie.

The ZNT Property

The approximately 100 square kilometre ZNT project is located in west-central BC, approximately 15 kilometres southeast of the town of Smithers. This early-stage exploration property was staked on the basis of significant zinc and gold values in regional till samples, as well as copper and silver mineral occurrences as reported by Geoscience BC and the provincial government, respectively. Initial results received from prospecting, grid soil geochemical sampling and IP geophysical surveys indicate promising exploration potential. Once all the data has been received and reviewed, drill targets will be delineated and applications for drill permits submitted to the provincial government.

The area of the ZNT property is characterized by gentle topography. The region is well-served by existing transportation and power infrastructure, and is connected via CN Rail at Smithers to the deep water port at Prince Rupert. In addition, a skilled local workforce supports an active mineral exploration industry.

Galaxie and ZNT Properties Agreement

The Company entered into a Letter Agreement with Quartz Mountain Resources Ltd. ("Quartz Mountain') dated effective November 1, 2012 ("Letter Agreement"), with respect to Quartz Mountain's 100%-owned Galaxie and ZNT properties (the "Properties"), located in northern and central BC. Pursuant to the Letter Agreement Amarc can acquire an initial 40% ownership interest in the Properties by making a cash payment of $1 million to Quartz Mountain, and by funding an additional $1 million in exploration expenditures relating to the Galaxie property on or before December 31, 2012.

AMARC RESOURCES LTD.
SIX MONTHS ENDED SEPTEMBER 30, 2012
MANAGEMENT'S DISCUSSION AND ANALYSIS

Under the Letter Agreement Amarc also has the option to acquire an additional 10% (for a total of 50%) ownership interest in the Properties by funding a further $1 million in exploration expenditures on or before September 30, 2013. The transaction with Quartz Mountain as contemplated under the Letter Agreement is subject to TSXV approval. This strategic investment provides Amarc with a cost effective opportunity to participate in projects with strong drill targets.

Amarc and Quartz Mountain are Vancouver-based exploration companies associated with Hunter Dickinson Inc., a diversified, global mining group with more than 25 years of mineral development success. Amarc and Quartz Mountain have certain directors in common and, accordingly, are considered by the TSX Venture Exchange ("TSXV") to be Non-Arm's Length Parties.

The Silver Vista Property

In July 2012, Amarc acquired a 100% interest in the approximately 30 square kilometre MR zone on the Silver Vista property, located in west central BC. Previous exploration at the MR zone indicates the potential for a significant bulk tonnage silver-copper discovery. In addition Amarc has staked approximately 720 square kilometres of mineral claims in the region to cover prospective host rocks. The Company is undertaking a comprehensive exploration program over this new project with the objective of determining the full extent and geometry of the silver-copper mineralization.

Historical exploration at the MR zone within the Silver Vista tenure, defined a strong and continuous northwest-southeast trending, 1.2 kilometres long by 150 to 500 metres wide silver-in-soils anomaly, with associated copper values. Samples of sedimentary rock from historical trenching in the northern part of the soils anomaly returned 16.5 metres at 74 g/t silver and 0.43% copper, 10.2 metres at 38 g/t silver and 0.24% copper, and 15.0 metres at 28 g/t silver and 0.53% copper. Fourteen shallow core holes have been drilled across a distance of some 600 metres. Nine of the 14 historical drill holes intercepted significant intervals of disseminated silver and copper mineralization hosted by sedimentary rocks, including: 36.6 metres at 32.3 g/t silver and 0.50% copper including 3.5 metres at 163.9 g/t silver and 3.03% copper, and 45.5 metres at 45.4 g/t silver and 0.06% copper. Six of these holes either bottomed in good mineralization or sampling terminated in mineralization, for example, hole MR91-03 intercepted 63.1 metres grading 40.1 g/t silver and 0.11% copper from 4.0 metres to the end of the hole. Reported assay results from historical drilling are given in the table below.

AMARC RESOURCES LTD.
SIX MONTHS ENDED SEPTEMBER 30, 2012
MANAGEMENT'S DISCUSSION AND ANALYSIS

Table 1. Silver Vista Project - Historical Reported Assay Results

Drill Hole ID	Hole Length (m)	Intervals Not Assayed (m)	From (m)	To (m)	Int. (m) (note 2)	Ag (g/t)	Cu (%)	Zn (%)	AgEQ (g/t) (note 1)	AgEQ (oz/ton) (note1)
91-1	67.1		15.0	19.9	4.9	27.9	0.03	0.22	30.2	0.9
			36.6	67.1	30.5	30.0	0.18	0.19	46.0	1.3
		0.0 – 3.9
91-2	100.6	No reportable intercept from short portion of core assayed
		0.0 – 97.5
91-3	67.1		4.0	67.1	63.1	40.1	0.11	0.14	49.8	1.5
		0.0 – 4.0
91-4	85.3		39.6	64.1	24.5	67.3	0.09	0.16	75.1	2.2
		0.0 – 7.0
		15.2 – 39.6
		67.1 – 85.3
91-5	61.0		15.5	61.0	45.5	45.4	0.06	0.13	50.2	1.5
			24.4	38.7	14.3	114.0	0.15	0.20	127.1	3.7
		0.0 – 7.3
91-6	76.2		12.2	38.3	26.1	14.2	0.24	0.13	35.3	1.0
		0.0 – 7.0
		51.8 – 70.1
92-1	129.5		48.8	79.3	30.5	34.5	0.04	0.13	38.0	1.1
			109.8	129.5	19.7	17.8	0.11	0.10	27.1	0.8
		0.0 – 3.1
92-2	213.4		176.8	213.4	36.6	32.3	0.50	0.14	76.1	2.2
			192.0	195.5	3.5	163.9	3.03	0.21	431.7	12.6
		0.0 – 2.1
		24.4 – 48.8
		51.8 – 75.4
		79.3 – 176.8
92-3	86.9	No reportable intercept from short portions of core assayed
		0.0 – 4.6
		33.5 – 51.5
		51.9 – 86.9
92-4	80.8	No reportable intercept from short portions of core assayed
		0.0 – 6.1
		27.4 – 77.7
92-5	76.2		30.5	54.9	24.4	18.5	0.03	0.12	21.4	0.6
		0.0 – 3.1
		64.0 – 76.2

Drill Hole ID	Hole Length (m)	Intervals Not Assayed (m)	From (m)	To (m)	Int. (m) (note 2)	Ag (g/t)	Cu (%)	Zn (%)	AgEQ (g/t) (note 1)	AgEQ (oz/ton) (note 1)
92-6	79.3		21.3	38.5	17.2	22.2	0.03	0.17	25.1	0.7
		0.0 – 3.1
		54.9 – 79.3
92-7	76.2	No reportable intercept from short portion of core assayed
		0.0 – 45.0
		61.0 – 76.2
92-8	79.3	No reportable intercept from short portion of core assayed
		0.0 – 9.4
		10.3 – 79.3

Notes

1.	Silver equivalent calculations use metal prices of Ag US$21.35/oz and Cu US$2.75/lb. Metallurgical recoveries and net smelter returns are assumed to be 100%.
2.	Widths reported are drill widths, such that true thicknesses are unknown. All assay intervals represent length weighted averages.
3.

The table is compiled from historical drill summaries and assay reports. Historical sample handling and quality control methods may not meet current standards. Although Amarc believes that the information provides a reasonable guide for initial exploration on the property, the Company plans to re-assess the historical drill core.

Amarc is reporting these historical results from the limited historical trenching and drilling only to indicate the potential and style of mineralization at the MR zone on the Silver Vista property. The extent and geometry of silver-copper mineralization in the trenched and drilled area or its potential extensions cannot be currently determined due to the variable orientation, length, and lack of continuous sampling of the trenches and drill holes.

The silver and copper mineralization (reported to be native silver and chalcocite) and associated alteration is subtle and, at this time, poorly understood. However, the Company believes that the mineralization at the MR zone could have similar potential to important bulk tonnage silver deposits such as the Montanore deposit in Montana (Measured & Indicated Resources of 82 million tonnes at 58 g/t silver and 0.75% copper and Inferred Resources 35 million tonnes at 58 g/t silver and 0.71% copper; Mines Management Inc. website).

In the past few months Amarc has completed approximately 2,700 line kilometers of helicopter-borne magnetic geophysical surveys, collected some 700 silt geochemical silt samples, 175 rock samples and approximately 6,700 grid soil geochemical samples, and has also relogged and completed sampling of the historical drill core from the MR zone.

A drill permit has been received for the MR zone. A drill program is scheduled for the new year in order to delineate the full extent and geometry of the MR zone, where limited historical drilling has intersected broad intervals of silver-copper mineralization. In addition, as final results are received and complied from elsewhere on the Silver Vista property additional drill targets will be prioritized for follow up.

The Silver Vista property, characterized by gentle topography, is located approximately 55 kilometres northeast of the town of Smithers, and 300 kilometres northwest of northern BC's regional hub city of Prince George. The region is well-served by existing transportation and power infrastructure and is connected via Canadian National Rail and Highway 16 at Smithers, to the deep water Pacific Ocean port at Prince Rupert. In addition, a skilled local workforce supports an active mineral exploration industry in the region.

Silver Vista (MR zone) Property Agreement

In July 2012, Amarc purchased the 30 square kilometre Silver Vista (MR zone) property from Metal Mountain Resources Inc. for $800,000. The mineral claims purchased are subject to an underlying 2% net smelter return royalty ("NSR"), of which 1% can be acquired by Amarc for $1 million, and thereafter the remaining 1% NSR is subject to a Right of First Refusal.

Babine North Property Agreement

The Company entered into an option agreement with a third party vendor dated effective October 30, 2012 (the "Option Agreement"), under which it was granted an option to acquire a 100% interest in eight mineral claims comprising approximately 35 square kilometres internal and adjacent to its Silver Vista property. The Company announced the acquisition of the Silver Vista property in a press release dated July 25, 2012. Pursuant to the Option Agreement, the Company can acquire a 100% interest in the property by issuing a total of 200,000 common shares in its capital, making cash payments in the aggregate amount of $130,000 and expending a total of $630,000 on the property over a six year period.

The Blackwater District Properties – Galileo, Hubble, Franklin and Darwin

Amarc owns a 100% interest in the approximately 1,400 square kilometre Galileo, Hubble, Franklin and Darwin properties, which are located within the Blackwater district, 75 kilometres southwest of Vanderhoof, BC.

In early 2011, the Company completed an approximately 4,400 line kilometre helicopter-borne, magnetic and electromagnetic geophysical survey over the Galileo and Hubble properties from which twelve epithermal gold-silver and porphyry gold-copper-type targets were identified for field evaluation. At Galileo the results of more than 140 line kilometres of IP ground geophysical surveys completed in 2011, combined with information from soil geochemical surveys and prospecting carried out in 2012 have identified four target areas with the potential to represent important sulphide systems for drill testing. Drill permits have been received.

Analytical results have also been received from an initial diamond drill program completed earlier this year at the Hubble property, located approximately 35 kilometres northeast of New Gold's Blackwater deposit. A 700 metre drill program was completed to test a three square kilometre chargeability anomaly defined by IP ground geophysical surveys completed last year. The drilling encountered broad intervals of pyrite-bearing lithologies but no economic mineralization.

In addition, the Company recently completed an additional approximately 720 line kilometers of helicopter-borne, magnetic geophysical surveying on the Franklin property and over new mineral claims which have been added to the Galileo and Hubble properties. A number of encouraging deposit scale targets were identified for field evaluation during this season. Results are pending from approximately 90 line kilometres of IP ground geophysical and also soil geochemical surveys over targets identified on the Galileo property. As results are received and compiled, additional drill targets will also be prioritized for follow up.

The Galileo, Hubble, Franklin and Darwin properties are located approximately 17 to 35 kilometres from New Gold’s Blackwater gold deposit (Indicated Resources of 230 million tonnes at an average grade of 0.96 g/t gold containing 7.1 million gold ounces; and Inferred Resource of 98 million tonnes at an average grade of 0.77 g/t gold containing 2.4 million gold ounces; New Gold news release June 18, 2012).

Amarc's Blackwater district properties lie approximately 135 kilometres southwest, of the town of Vanderhoof and 176 kilometres southwest of northern BC's regional hub city of Prince George. The area is characterized by subdued topography and is well served by existing transportation and power infrastructure and a skilled workforce, which supports an active exploration and mining industry.

The Franklin Property

In March 2012, Amarc acquired by purchase agreement the approximately five square kilometre Franklin exploration property. The Franklin property lies 17 kilometres north of the Blackwater deposit.

Franklin Agreement

In March 2012, Amarc purchased outright 100% of the Franklin property under a Mineral Property Purchase Agreement with two unrelated individuals (the "Vendors"), in consideration of the payment by Amarc to the Vendors of $10,000 and the issuance to the Vendors of 10,000 Amarc common shares. The cash payment and the share issuance were completed in April 2012.

The Hubble East Property

In December 2011, Amarc acquired by purchase agreement the 70 square kilometre Hubble East exploration property. Hubble East is included within the 100% Amarc owned Hubble Property.

Hubble East Agreement

In December 2011, Amarc purchased 100% of the Hubble East property under a Mineral Property Purchase Agreement with two unrelated individuals (the "Vendors"), in consideration of the payment by Amarc to the Vendors of $50,000 and the issuance to the Vendors of 80,000 Amarc common shares. The cash payment and the share issuance were completed in January 2012.

The Blackwater South Property

In September 2011, Amarc acquired by option agreement the 49 square kilometre Blackwater South exploration property. The Blackwater South property which lies directly to the south of Silver Quest's 3T's vein gold deposit is included within Amarc's 100% owned Galileo Property. Permit applications for proposed exploration works have been submitted to the provincial government.

Blackwater South Agreement

In September 2011, Amarc entered into an option agreement with an unrelated individual (the "Optionor"), whereby the Company was granted an option to acquire an undivided 100% interest in the Blackwater South property. Amarc can acquire its interest in the Blackwater South property by making cash payments of $35,000 and issuing 140,000 common shares over two years and expending $100,000 in exploration expenditures over a three year period. The Optionor retains an NSR of 2% which can be reduced to 1% by making a cash payment of $1 million. The remaining 1% royalty is capped at total royalty payments of $5 million.

The Newton Property

Amarc made a drill discovery at its 100% owned Newton bulk-tonnage gold-silver project in late 2009 and has conducted exploration and delineation drilling at the deposit since that time.

An initial mineral resource estimate was completed during the quarter. The resource estimate is based on 24,513 metres of core drilling in 78 holes completed up to June 30, 2012, and confirms that Newton is a significant bulk tonnage gold discovery that remains open to further expansion. At a 0.25 g/t gold cut-off, Inferred Mineral Resources comprise 111.5 million tonnes grading 0.44 g/t gold and 2.1 g/t silver, containing 1.6 million ounces of gold and 7.7 million ounces of silver.

Inferred Mineral resources at various cut-off grades are summarized in the table below.

Table 2. Newton Gold Project – Inferred Mineral Resources

Cut-Off Grade	Size	Grade		Contained Metal
(g/t Au)	Tonnage (000 t)	Gold (g/t)	Silver (g/t)	Gold (000 oz)	Silver (000 oz)
0.20	147,069	0.38	1.9	1,818	8,833
0.25	111,460	0.44	2.1	1,571	7,694
0.30	85,239	0.49	2.4	1,334	6,495
0.35	65,384	0.54	2.7	1,130	5,635
0.40	49,502	0.59	2.9	938	4,596

Notes:

1.

CIM definitions were followed for this mineral resource estimate. An "Inferred Mineral Resource" is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

2.	Inferred Mineral Resources were estimated using a long-term gold price of US$1,750 per ounce, a long-term silver price of US$25 per ounce, and a US$/C$ 1.00 exchange rate.
3.	Bulk density is 2.71 tonnes per cubic metre.
4.	Numbers may not add due to rounding.
5.	The Effective Date of the Mineral Resource is July 4, 2012; the Effective Date being defined as the date when Roscoe Postle Associates Inc. was in receipt of full data which informed the resource.

The Newton estimate was prepared using geostatistical methods by technical staff at Hunter Dickinson Inc. ("HDI") and audited by geological and mining consultants at Roscoe Postle Associates Inc. under the direction of Reno Pressacco, P. Geo., an independent Qualified Person. Sample preparation and analysis of drill core samples from Newton were completed at the ISO 9001:2008 accredited and ISO-IEC 17025:2005 accredited Acme Analytical Laboratories (Vancouver) Ltd. A technical report providing further details of the estimate has been filed on www.sedar.com.

The current Newton resource extends over an area of approximately 800 metres by 800 metres and to a depth of 560 metres, and is open to expansion to the northwest, west and to depth. It is located within the southeast segment of an extensive plus seven square kilometre sulphide system that is characterized by widespread gold enrichment indicating high potential for the development of substantial additional resources. This large, fertile mineral system extends well beyond the limits of the current resource and is largely concealed under shallow cover.

Newton exhibits key characteristics that typify significant hydrothermal gold deposits. The deposit lies within a large, gold-enriched epithermal system that formed approximately 72 million years ago contemporaneously with felsic volcanic and intrusive rocks, which were emplaced into a structurally-active graben environment. Gold, silver and associated base metal mineralization was precipitated with extensive zones of strong quartz-sericite alteration. The alteration types, metal associations and geological setting at Newton are nearly identical to those which characterize several major intrusion-related epithermal gold deposits in BC – including the important Blackwater-Davidson, Brucejack and Snowfields deposits.

Exploration and resource expansion potential are clearly indicated at Newton by the large scale of the hydrothermal system, the structurally- and magmatically-active nature of the geological setting at the time of mineralization, the intensity of the hydrothermal alteration and the strong, widespread metal anomalies that have been confirmed by widely-spaced wildcat drilling. In addition, the Newton deposit occupies only one portion of an extensive IP geophysics chargeability anomaly. It is important to note that, beyond the currently delineated Newton resource, anomalous concentrations of metals have been intersected in almost all exploration holes drilled on the property. Large portions of the system remain untested or have been tested only by widely-spaced reconnaissance drilling.

Amarc has undertaken significant consultation with local First Nations. All parties have worked together in a diligent manner in order to develop a positive work relationship.

Amarc's Newton property is located some 100 kilometres west of the City of Williams Lake, BC, in a region characterized by gently rolling hills and other characteristics favorable for project development. The district is well served by existing transportation and power infrastructure and a skilled workforce, which support a number of operating mines, as well as late-stage mineral development and exploration projects.

Newton Property Agreement

In August 2009, the Company entered into an agreement ("Newton Agreement") with Newton Gold Corp. ("Newton Gold") (at that time named High Ridge Resources Inc.), whereby the Company acquired the right to earn an 80% interest in the Newton property by making certain cash and share payments to the underlying owners and funding $4,940,000 in exploration expenditures over a specified period.

The agreement with Newton Gold was subject to an underlying option agreement ("Underlying Agreement") with arm's length parties, whereby Newton Gold had the right to acquire a 100% undivided interest in all the claims held under that Underlying Agreement through a series of staged payments and share issuances (which payments and share issuances have been completed), in addition to the required exploration expenditures (which have also been completed).

All the conditions in the Newton Agreement were met in May 2011, and the Company's 80% interest in the Newton property then vested. Amarc entered into the Newton Joint Venture Agreement (the "Newton JV Agreement") with Newton Gold. In June 2011, the Company and Newton Gold agreed to incorporate adjacent mineral claims then held by the Company into the Newton JV Agreement. The Company recorded a gain of $679,050 on this transaction, as the Company's expenditures on these adjacent mineral claims had previously been expensed.

A $4.9 million exploration program budget was approved, executed, and completed by the Newton Joint Venture during the latter half of calendar 2011 and the beginning of calendar 2012. In January 2012, a further $4.4 million program and budget was approved by the Newton Joint Venture in relation to the ongoing delineation drilling.

On March 1, 2012, Newton Gold ceased funding the Newton Joint Venture. Consequently, expenditures on the properties subject to the Newton JV Agreement on or subsequent to March 1, 2012 are on the account of the Company.

In May 2012, subsequent to the year end, the Newton JV Agreement was terminated and the 20% participating interest of Newton Gold was converted to a 5% net profits interest. Accordingly, Amarc holds a 100% interest in the Newton Property.

The mineral claims defined in the underlying option agreement to the Newton Agreement are subject to a 2% net smelter returns royalty ("NSR"), which royalty may be purchased by Amarc for $2,000,000 at any time. Advance royalty payments of $25,000 per annum commenced on January 1, 2011.

The Tulox Property

The Tulox property is located in the Cariboo region and covers an area of 54 square kilometres acquired over the period from 2005 to 2007. The Tulox property is underlain by Mesozoic volcanic and sedimentary rocks that have been intruded by Mesozoic intrusive rocks. These rocks are overlain by Cenozoic volcanic and pyroclastic rocks. The Tulox property hosts gold and gold indicator element anomalies, as assessed from geochemical surveys.

The Tulox Property Agreement

In April 2009, the Company entered into an agreement with Tulox Resources Inc. ("Tulox") (formerly named Sitec Ventures Corp.), and amended the agreement on March 23, 2010 and July 27, 2010, whereby Tulox may acquire a 50% interest in the Property for consideration of 1,525,000 Tulox common shares and by incurring $1,000,000 in expenditures on the Tulox Property over three years. Under this agreement, Tulox may acquire a 100% interest by issuing an additional 1,100,000 of its common shares to Amarc and by incurring a further $1,000,000 in expenditures on the property on or before August 1, 2013.

In July 2011, Tulox assigned the option agreement to a subsidiary company, Newlox Gold Ventures Corp. ("Newlox"), as part of a corporate reorganization and Newlox entered into an amended option agreement with Amarc, which was further amended in December 2011. Pursuant to the latest amendments, Newlox can acquire a 100% interest in the Tulox Property by spending $2,000,000 in exploration expenses on the Tulox Property and issuing 2,325,000 common shares in its capital to Amarc, in tranches ending December 2014.

To September 30, 2012, the Company had received $10,000 cash and 775,000 Tulox common shares under the agreements and a further 225,000 Newlox common shares under the amended option agreement. The agreement is subject to certain conditions including regulatory approval.

The Company is entitled to receive a 3% net smelter returns royalty ("NSR") following the commencement of commercial production on the Tulox Property. In addition, the Company has a "back–in right" whereby the Company can acquire a 60% interest in the Tulox Property by agreeing, within 90 days of the completion of a pre–feasibility study, to fund a further $10,000,000 of exploration expenditures. However, upon exercise of the "back–in right", the Company's entitlement to an NSR will reduce to 1.2% from 3%.

Market Trends

Copper prices showed a significant increase between late 2003 and mid-2008, and after a steep decline in late 2008 and early 2009, have steadily increased until late 2011. The price of copper in 2012 has decreased from the average price in 2011.

Although gold prices have dropped from time to time, over the past five years the average annual price has steadily increased. This upward trend continues in 2012.

Silver prices were impacted by economic volatility in 2008-2009. Prices increased significantly in 2010. The upward trend in the silver price continued through most of 2011, reaching as high as US$43 per ounce. Prices have ranged between US$20 and US$37 per ounce since October 2011.

Average annual prices for copper, gold and silver are shown in the table below:

Average metal price (US$)
Calendar year	copper	gold	silver
2008	3.16/lb	871/oz	14.99/oz
2009	2.34/lb	974/oz	14.67/oz
2010	3.42/lb	1,228/oz	20.19/oz
2011	4.00/lb	1,572/oz	35.12/oz
2012 (to the date of this MD&A)	3.61/lb	1,666/oz	32.32/oz

1.3        SELECTED ANNUAL INFORMATION

Not required for interim MD&A

1.4        SUMMARY OF QUARTERLY RESULTS

These amounts are expressed in thousands of Canadian dollars (rounded), except share amounts which are expressed in thousands, and per share amounts which are expressed in dollars. Small differences are due to rounding.

Statements of	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter
Comprehensive Loss –	ended	ended	ended	ended	ended	ended	ended	ended
Summarized	Sept	Jun 30,	Mar 31,	Dec 31,	Sep 30,	Jun 30,	Mar 31,	Dec 31,
	30,	2012	2012	2011	2011	2011	2011	2010
	2012
Expenses
Exploration	$2,333	$2,737	$2,345	$2,564	$1,417	$252	$1,551	$1,645
Administration	498	499	615	414	412	311	369	317
Share based payments	155	165	169	172	458	–	–	–
Other items	(44)	(171)	(239)	(307)	(265)	(746)	(293)	15
Net loss (gain)	2,942	3,230	2,890	2,843	2,022	(183)	1,627	1,977
Unrealized loss on marketable securities	6	60	9	(1)	(64)	(47)	(55)	(15)
Loss on marketable securities	–	–	88	–	–	–	–	–
Comprehensive loss	$2,948	$3,290	$2,987	$2,842	$1,958	$(230)	$1,572	$1,962

Basic and diluted loss per share	$0.02	$0.02	$0.03	$0.03	$0.02	$(0.00)	$0.02	$0.02
Weighted average number of common shares outstanding (millions)	138.6	138.6	112.7	102.7	102.7	102.7	89.1	87.3

1.5        RESULTS OF OPERATIONS

The Company recorded a net loss of $6,171,000 for the six months ended September 30, 2012, compared to a net loss of $1,839,000 for the same period in fiscal year 2012.

The increase in the loss for the current period compared to fiscal year 2012 was due primarily to increases in exploration expenses, administration expenses and to a gain on the sale of a 20% interest in certain mineral claims to the Newton Joint Venture of $679,050 in the first quarter of fiscal year 2012.

	Six months ended
	September 30

	2012	2011
	($ 000's)	($ 000's)	Discussion

Exploration	5,069	1,680	The increase was due to a higher level of exploration activities compared to the same period of fiscal year 2012.

			During the six months ended September 30, 2012, the Company started its exploration program to delineate and develop the Silver Vista property.

In addition, the increase in exploration activities in the current period of fiscal year 2013 was caused by an increase in assay and analysis, claims staking, airborne geophysical work, geological wages and site expenses mainly for the Company's Newton and Silver Vista, and Galileo projects compared to the same period of fiscal year 2012.

Administration	997	723	The increase in administration expenses was mainly due to the generally increased activities of the Company.

Share based payments	320	458	In the second quarter of fiscal year 2012, the Company granted stock options to employees and directors.

			Share based payments expense in the six months ended September 30, 2012 and in the six months ended September 30 2011 was mainly due to the amortization of stock options.

Interest income	(87)	(42)	The increase was due to higher cash balances on hand, as a result of the equity capital raised early in the fourth quarter of fiscal year 2012.

1.6        LIQUIDITY

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company has issued common share capital in each of the past few years, pursuant to private placement financings and the exercise of warrants and options.

The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations.

At September 30, 2012, the Company had working capital of $9.4 million compared to working capital of $6.2 million at September 30, 2011. The Company's current working capital is sufficient to fund its known commitments.

The Company will continue to advance its exploration projects by finding the right balance between advancing the projects and preserving its cash.

Development of any of the Company's mineral properties will require additional equity and possibly debt financing. As the Company is an exploration stage company, it does not have revenues from operations and, except for interest income from its cash and cash equivalents, the Company relies on equity funding for its continuing financial liquidity.

A summary of the Company's cash flows is as follows:

	Six months ended September 30
	2012	2011

Net cash used in operating activities	$(6,102,675)	$510,938

Net cash provided by investing activities	$58,155	$15,587

Net cash provided by financing activities	$-	$-

Operating activities

Cash used in operating activities was attributable primarily to its ongoing exploration and administrative activities.

Investing activities

The Company's investing activities consisted primarily of the receipt of interest on funds.

Financing activities

The Company didn't have any financing activities in the six months ended September 30, 2012 nor for the same period in fiscal year 2012.

1.7        CAPITAL RESOURCES

The Company has no lines of credit or other sources of financing which have been arranged or utilized.

The Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.8        OFF-BALANCE SHEET ARRANGEMENTS

None.

1.9        TRANSACTIONS WITH RELATED PARTIES

The required disclosure is presented in note 8 of the accompanying unaudited condensed interim financial statements for three and six months ended September 30, 2012.

1.10      FOURTH QUARTER

Not applicable

1.11      PROPOSED TRANSACTIONS

There are no proposed transactions requiring disclosure under this section.

1.12      CRITICAL ACCOUNTING ESTIMATES

Not required. The Company is a venture issuer.

1.13      CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The required disclosure is provided in note 3 of the accompanying unaudited condensed interim financial statements for the three and six months ended September 30, 2012.

1.14      FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The carrying amounts of cash and cash equivalents, amounts receivable, available-for-sale marketable securities, and accounts payable and accrued liabilities approximate their fair values due to their short-term nature.

1.15      OTHER MD&A REQUIREMENTS

Additional information relating to the Company is available on SEDAR at www.sedar.com.

1.15.1   ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE

(a) capitalized or expensed exploration and development costs: The required disclosure is presented in the unaudited condensed interim statements of comprehensive loss.

(b) expensed research and development costs: Not applicable. (c) deferred development costs: Not applicable.

(d) general and administration expenses: The required disclosure is presented in the unaudited condensed interim statements of comprehensive loss.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through: None.

1.15.2   DISCLOSURE OF OUTSTANDING SHARE DATA

The following table details the share capital structure as of the date of this MD&A.

		Exercise
	Expiry date	price	Number

Common shares			138,624,061

Share purchase options	March 30, 2013	$0.51	50,000

Share purchase options	September 23, 2014	$0.32	2,400,200

Share purchase options	September 23, 2014	$0.40	30,000

Share purchase options	September 23, 2016	$0.32	3,051,300

Warrants	September 6, 2013	$0.60	15,213,883

1.15.3   INTERNAL CONTROLS OVER FINANCIAL REPORTING PROCEDURES

The Company's management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Executive Officer and Chief Financial Officer, the Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company's internal control over financial reporting includes those policies and procedures that:

  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the company; and

  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

There has been no change in the design of the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting during the period covered by this Management's Discussion and Analysis.

1.15.4   DISCLOSURE CONTROLS AND PROCEDURES

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the appropriate time periods and that required information is accumulated and communicated to the Company's management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, so that decisions can be made about the timely disclosure of that information.

1.15.5   LIMITATIONS OF CONTROLS AND PROCEDURES

The Company's management, including its Chief Executive Officer and Chief Financial Officer, believe that any system of disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

1.16      RISK FACTORS

The risk factors associated with the principal business of the Company are discussed below. Briefly, these include the highly speculative nature of the mining industry characterized by the requirement for large capital investment from an early stage and a very small probability of finding economic mineral deposits. In addition to the general risks of mining, there are country-specific risks associated with operations, including currency, political, social, and legal risk.

Due to the nature of the Company's business and the present stage of exploration and development of its projects, the Company may be subject to significant risks. Readers should carefully consider all such risks set out in the discussion below. The Company's actual exploration and operating results may be very different from those expected as at the date of this MD&A.

Exploration and Mining Risks

Resource exploration, development, and operations are highly speculative, characterized by a number of significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. Few properties that are explored are ultimately developed into producing mines. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. The Company will rely on consultants and others for exploration, development, construction and operating expertise. Substantial expenditures are required to establish mineral resources and mineral reserves through drilling, to develop metallurgical processes to extract the metal from mineral resources, and in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining.

No assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are:

  the particular attributes of the deposit, such as size, grade and proximity to infrastructure;

  metal prices, which are highly cyclical; and

  government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, and environmental protection.

The exact effect of these factors cannot accurately be predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

The Company will carefully evaluate the political and economic environment in considering any properties for acquisition. There can be no assurance that additional significant restrictions will not be placed on the Company's projects and any other properties the Company may acquire, or its operations. Such restrictions may have a material adverse effect on the Company's business and results of operation.

First Nations

Our properties are located within First Nations asserted traditional territories, and the exploration and development of these properties may affect, or be perceived to affect, asserted aboriginal rights and title, which has the potential to manifest permitting delays or opposition by First Nations communities.

The Company is working to establish positive relationships with First Nations. As part of this process the Company may enter into agreements commensurate with the stage of activity, with First Nations in relation to current and future exploration and any potential future production. In the case of the latter this could reduce expected earnings.

Future Profits/Losses and Production Revenues/Expenses

The Company has no history of operations and expects that its losses will continue for the foreseeable future. No deposit that has yet been shown to be economic has yet been found on the Company's project. There can be no assurance that the Company will be able to acquire any additional properties. There can be no assurance that the Company will be profitable in the future. The Company's operating expenses and capital expenditures may increase in subsequent years as needed consultants, personnel and equipment associated with advancing exploration, development and commercial production of the Company's projects and any other properties the Company may acquire are added. The amounts and timing of expenditures will depend on:

  the progress of ongoing exploration and development;

  the results of consultants' analyses and recommendations;

  the rate at which operating losses are incurred;

  the execution of any joint venture agreements with strategic partners; and

  the acquisition of additional properties and other factors, many of which are beyond the Company's control.

The Company does not expect to receive revenues from operations in the foreseeable future, if at all. The Company expects to incur losses unless and until such time as the projects the Company advances or any other properties the Company may acquire enter into commercial production and generate sufficient revenues to fund its continuing operations. The development of mineral properties will require the commitment of substantial resources to conduct the time-consuming exploration and development of the properties. There can be no assurance that the Company will generate any revenues or achieve profitability. There can be no assurance that the underlying assumed levels of expenses will prove to be accurate.

Additional Funding Requirements

Further exploration on, and development of, the Company's projects will require additional resources and funding. The Company currently does not have sufficient funds to fully develop these projects. In addition, a positive production decision, if achieved, would require significant funding for project engineering and construction. Accordingly, the continuing development of the Company's properties will depend upon the Company's ability to obtain financing through debt financing, equity financing, the joint venturing of projects, or other means. There is no assurance that the Company will be successful in obtaining the required financing for these or other purposes, including for general working capital.

Competitors in the Mining Industry

The mining industry is competitive in all of its phases, including financing, technical resources, personnel and property acquisition. It requires significant capital, technical resources, personnel and operational experience to effectively compete in the mining industry. Because of the high costs associated with exploration, the expertise required to analyze a project's potential and the capital required to develop a mine, larger companies with significant resources may have a competitive advantage over Amarc. Amarc faces strong competition from other mining companies, some with greater financial resources, operational experience and technical capabilities than those that Amarc possesses. As a result of this competition, Amarc may be unable to maintain or acquire financing, personnel, technical resources or attractive mining properties on terms Amarc considers acceptable or at all.

Risks That Are Not Insurable

Hazards such as unusual or unexpected geological formations and other conditions are involved in mineral exploration and development. Amarc may become subject to liability for pollution, cave-ins or hazards against which it cannot insure. The payment of such liabilities could result in increases in Amarc's operating expenses which could, in turn, have a material adverse effect on Amarc's financial position and its results of operations. Although Amarc maintains liability insurance in an amount which it considers adequate, the nature of these risks is such that the liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or Amarc might elect not to insure itself against such liabilities due to high premium costs or other reasons. In these events, Amarc could incur significant liabilities and costs that could materially increase Amarc's operating expenses.

Environmental Matters

All of the Company's exploration, development and potential mining operations will be subject to environmental regulations, which can make operations more expensive or potentially prohibit them altogether.

The Company may be subject to the risks and liabilities associated with potential pollution of the environment and the disposal of waste products that could occur as a result of its mineral exploration, development and potential production.

To the extent the Company is subject to environmental liabilities, the payment of such liabilities or the costs that it may incur to remedy environmental pollution would reduce funds otherwise available to it and could have a material adverse effect on the Company. If the Company is unable to fully remedy an environmental problem, it might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy. The potential exposure may be significant and could have a material adverse effect on the Company.

All of the Company's exploration, development and any production activities are or will be subject to regulation under one or more environmental laws and regulations. Many of the regulations require the Company to obtain permits for its activities. The Company must update and review its permits from time to time, and is subject to environmental impact analyses and public review processes prior to approval of the additional activities. It is possible that future changes in applicable laws, regulations and permits or changes in their enforcement or regulatory interpretation could have a significant impact on some portion of the Company's business, causing those activities to be economically re-evaluated at that time.

Market for Securities and Volatility of Share Price

There can be no assurance that an active trading market in the Company's securities will be established or sustained. The market price for the Company's securities could be subject to wide fluctuations. Factors such as announcements of exploration results, as well as market conditions in the industry, may have a significant adverse impact on the market price of the securities of the Company. The stock market has from time to time experienced extreme price and volume fluctuations, which have often been unrelated to the operating performance of particular companies.

Conflicts of Interest

Certain of the Company's directors and officers may serve as directors or officers of other companies or companies providing services to the Company or they may have significant shareholdings in other companies. Situations may arise where these directors and/or officers of the Company may be in competition with the Company. Any conflicts of interest will be subject to and governed by the law applicable to directors' and officers' conflicts of interest. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

Payment of Dividends Unlikely

There is no assurance that the Company will pay dividends on its shares in the near future. The Company will likely require all its funds to further the development of its business.

Lack of Revenues; History of Operating Losses

The Company does not have any operational history or earnings and has incurred net losses and negative cash flow from its operations since incorporation. Although the Company will hope to eventually generate revenues, significant operating losses are to be anticipated for at least the next several years and possibly longer. To the extent that such expenses do not result in the creation of appropriate revenues, the Company's business may be materially adversely affected. It is not possible to forecast how the business of the Company will develop.

General Economic Conditions

Market conditions and unexpected volatility or illiquidity in financial markets may adversely affect the prospects of the Company and the value of its shares.

Reliance on Key Personnel

The Company will be dependent on the continued services of its senior management team, and its ability to retain other key personnel. The loss of such key personnel could have a material adverse effect on the Company. There can be no assurance that any of the Company's employees will remain with the Company or that, in the future, the employees will not organize competitive businesses or accept employment with companies competitive with the Company.

Furthermore, as part of the Company's growth strategy, it must continue to hire highly qualified individuals. There can be no assurance that the Company will be able to attract, assimilate or retain qualified personnel in the future, which would adversely affect its business.